UNITED BANCSHARES, INC.

100 South High Street

Columbus Grove, Ohio 45830

March 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Ms. Kate McHale, Esq.

Re:

United Bancshares, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 17, 2009

File No. 333-86453

Dear Ms. McHale:

This letter is in response to your letter dated March 18, 2009 in which the Securities and Exchange Commission provided comments to United Bancshares, Inc.’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 17, 2009.  To facilitate your review, we have included the Commission’s comments below with our responses to those comments in bold.

Concurrently with this letter, United Bancshares, Inc. will file with the Commission an amended Preliminary Proxy Statement on Schedule 14A which will include the changes noted in our responses below marked for the Commission’s review.

Response To Comments Regarding United Bancshares, Inc.’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A:

Documents Incorporated by Reference, page 31

1.

Please delete the phrase “filed on or before March 20, 2009.”

The suggested correction to the discussion on page 31 has been made.

2.

Please include a statement in the filing confirming that you are delivering any information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

The suggested statement has been included in the discussion on page 31.

In addition, we have had discussions with the Commission’s staff regarding the appropriate discount rate for determining the fair value of the preferred stock as contained in the pro forma financial information.  As a result of these discussions, we have adjusted the disclosure under the heading “Pro Forma Financial Information” on pages 15 through 18 to reflect a 12% discount rate.  This section is also marked for the Commission’s review.

In connection with this response to the Commission’s comments, United Bancshares, Inc. hereby acknowledges the following:

•

United Bancshares, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

The Commission’s staff comments or changes to disclosure in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

United Bancshares, Inc. may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any additional comments or questions regarding any matters discussed in this letter or the amended Preliminary Proxy Statement on Schedule 14A, please do not hesitate to contact the undersigned at (419) 659-2141 or Brian C. Griffith, Dinsmore & Shohl LLP, at (513) 977-8321.

Sincerely,

/s/ Brian D. Young

Brian D. Young

Chief Financial Officer

United Bancshares, Inc.

cc:

Brian C. Griffith

Dinsmore & Shohl LLP